FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

January 23, 2008

ITEM 3   News Release:

A press release was issued on January 24, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced it has signed a $41.5 million financing letter of intent.

ITEM 5   Full Description of Material Change:

JED has signed a financing letter of intent for a term loan facility of $41.5 million for nine (9) months.  The use of the proceeds will be the repayment of JED’s 10% Senior Subordinated Redeemable Notes which mature on February 1, 2008.  The facility, which is expected to close on the February 1st, is subject to due diligence and credit committee approval.

As well, JED has now completed the drilling of the nine (9) of the fifteen (15) well winter drilling program in the Steen area of Northern Alberta, resulting in seven (7) of the Keg River oil wells and one (1) Slave Point gas well.  Three (3) of the Keg River oil wells commenced production in late December.  The remaining four (4) Keg River oil wells are expected to be on production by February 1.  The Slave Point gas well, is expected to be on the production by February 15th.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on January 24, 2008.